Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Hills Bancorporation
Hills, Iowa

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to the Registration Statement of Hills Bancorporation on Form S-3 of our report dated March 3, 2017, on our audits of the consolidated financial statements included in the Annual Report on Form 10-K of Hills Bancorporation as of December 31, 2016 and 2015 for and as of each of the years ended December 31, 2016, 2015 and 2014. We also consent to the incorporation by reference of our report dated March 3, 2017, on our audit of the internal control over financial reporting of Hills Bancorporation as of December 31, 2016, which report is included in the Annual Report on Form 10-K. Additionally, we consent to the references to our firm in the Form S-3/A under the caption “Experts.”

BKD, LLP

/s/ BKD, LLP

Springfield, Missouri
November 3, 2017